Chief Executive Officer
Amber Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

October 22, 2015

United States
Securities and Exchange Commission
Washington, DC 20549

Amber Group, Inc.
Amendment No.4 to Registration Statement on Form S-1
Filed October 5, 2015
File No. 333-199478
Dear: Barbara C. Jacobs

In response to verbal comments, which included comments regarding our registration statement, we have prepared the following responses:

Comment 1.

The cover letter needs to contain the standard representations.

Response:  We have updated cover letter to include standard representation.

Comment 2.

The beneficial ownership table needs to be updated to the most recent practicable date.

Response: We have updated ownership table in our prospectus.

The Company hereby acknowledges that:

     a. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     b. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     c. The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please direct any further comments or questions you may have to the company's attorney:

Frederick C. Bauman, Esq.
Bauman & Associates Law Firm
5595 Egan Crest Dr.
Las Vegas ,Nevada 89131
Tel: (702)533-8372

Thank you.

Sincerely,


/s/ Vadims Furss
-----------------------------
Vadims Furss